UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69092

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ocean Financial Services, LLC
_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

780 NW 42nd Avenue, Suite 621
_____
(No. and Street)

Miami	FL	33126
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Manuel M. del Canal	305-461-6940	mdelcanal@oceanfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, LLP
_____
(Name – if individual, state last, first, and middle name)

100 SE 2nd St., Suite 1700	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Manuel M del Canal _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ocean Financial Services, LLC _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATY MORALES
Notary Public - State of Florida
Commission # GG 249664
My Comm. Expires Dec 10, 2022
Bonded through National Notary Assn.

Notary Public

Signature:

Title:
Chief Executive Officer

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☑ (d) Statement of cash flows.

☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☑ (g) Notes to consolidated financial statements.

☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
(Confidential Per Rule 17a-5(e)(3))

For the Year Ended December 31, 2021

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

CONTENTS

 

Tel: 305-381-8000
Fax: 305-374-1135
www.bdo.com

100 SE 2nd St., Suite 1700
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

To the Member
Ocean Financial Services, LLC
Miami, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ocean Financial Services, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant to Paragraph (d)(2)(iii) of Rule 17a-5 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Statement Pursuant to Paragraph (d)(2)(iii) of Rule 17a-5 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2021.

BDO USA, LLP

Miami, Florida
April 14, 2022   Certified Public Accountants

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

<u>ASSETS</u>

Cash and cash equivalents	$1,054,118
Deposits with clearing brokers	225,050
Receivables from clearing brokers	133,913
Accounts receivable	77,405
Other assets	49,868
Due from related party	20,243
Prepaid expenses	12,730
Property and equipment, net	2,312
Total Assets	$1,575,639

<u>LIABILITIES AND MEMBER'S EQUITY</u>

Commission payable	162,869
Accounts payable and accrued expenses	118,093
Due to related parties	33,466
Total Liabilities	314,428
COMMITIMENTS AND CONTINGENCIES (NOTE 9)	
Member's equity	1,261,211
Total Liabilities and Member's Equity	$1,575,639

The accompanying notes are an integral part of the financial statements.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

Revenue:

Distribution fees	$1,035,578	
Riskless principal transactions	192,722	
Mutual fund commissions	984,941	
Commission income	267,442	
12b-1 fees	335,014	
Other income	321,651	
Total revenue		3,137,348

Expenses:

Compensation and benefits	2,147,474	
Professional fees	256,575	
Clearing expense	185,036	
Communication and information technology	41,605	
General and administrative	52,454	
Regulatory fees	34,387	
Occupancy and equipment expense	23,676	
Total expenses		2,741,207

Net Income		$396,141

The accompanying notes are an integral part of the financial statements.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

Balance - January 1, 2021	$865,070
Net Income	396,141
Balance - December 31, 2021	$1,261,211

The accompanying notes are an integral part of the financial statements

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:	
Net income	$396,141
Adjustments to reconcile net income	
to net provided by operating activities:	
Depreciation expense	2,051
Changes in operating assets and liabilities:	
Deposit with clearing brokers	(16)
Receivable from clearing broker	(56,163)
Prepaid expenses	(5,231)
Accounts receivable	(11,937)
Other assets	9,102
Due from related parties	(20,243)
Commissions payable	117,508
Accounts payable and accrued expenses	1,369
Due to related parties	25,304
Net cash provided by operating activities	457,885
Net increase in cash	457,885
Cash and cash equivalents - January 1, 2020	596,233
Cash and cash equivalents - December 31, 2021	$1,054,118

The accompanying notes are an integral part of the financial statements.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 1 – OPERATIONS AND NATURE OF BUSINESS

Description of Business and Organization

Ocean Financial Services, LLC (the "Company"), a wholly-owned subsidiary of OFS Holding, LLC (the "Parent"), was formed on January 19, 2010, in the State of Florida. On December 5, 2012, the Company received authorization from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker dealer. The Company is a Broker-Dealer registered with the Securities and Exchange Commission ("SEC") and with the Securities Investors Protection Corporation.

Ocean Bank (the "Bank") is the sole member of the Parent. Ocean Bank is the largest independent, state-chartered commercial bank headquartered in Florida, with $5.3 billion in assets. Chartered in 1982, Ocean Bank operates its branch network throughout Miami-Dade and Broward counties.

In December 2017, the Parent filed Articles of Organization with the State of Florida to register Ocean Financial Advisors, LLC ("OFA"). OFA is a related party of the Company under common control of the Parent. In addition, the Chief Executive Officer ("CEO") of the Company is the Manager of OFA. OFA filed and was approved as a registered Investment Advisor in the State of Florida as of November 20, 2018.

Operations and Nature of Business

The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company also sells certain offshore investment products for which the Company is a distributor and receives referral fees. The Company is also authorized to buy and sell equities, corporate debt, foreign debt, U.S. Government bonds, mutual funds, variable life annuities, securities for its own account, private placements, hedge funds and structured products for its customers primarily residing in Central America, South America and the Caribbean in an agency capacity and receives commissions. The Company is also authorized to network with Ocean Bank, an affiliated entity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with the accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Changes in accounting standards, or interpretation of those standards, can impact the Company's revenue recognition and expense policies and affect its estimation methods used to prepare the financial statements. New guidance often dictates how changes to standards and regulations are to be presented in the Company's financial statements, as either an adjustment to beginning retained earnings for the period or as income or expense in current period earnings. In some cases, changes may be applied to previously reported disclosures.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less, or that are not held for sales in the ordinary course of business.

Cash and Cash Equivalents

The Company considers all highly liquid investment purchases with an original maturity of three months or less to be cash equivalents. The Company, during the course of operations, may maintain cash balances in excess of federally insured limits.

Receivables from Clearing Brokers

The Company's receivables from its clearing brokers include amounts due from unsettled trades. The Company's trades are cleared through its clearing brokers and settled daily between the clearing brokers and the Company. Due to this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a short period of time. The Company continually reviews the credit quality of its counterparties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

Government and other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

The Company records commissions received from securities transactions and 12b-1 fees on a trade-date basis. In addition, fees from mutual funds, variable annuities and insurance products are accrued to recognize revenue when the Company satisfies performance obligations. (See Note 3)

Clearing Arrangements

The Company entered into a clearing agreement with AXOS Clearing, LLC ("Clearing Broker") on June 20, 2013 and the agreement was amended on June 21, 2018 to provide executions and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to the Clearing agreement, the Company was required to maintain a deposit of $125,000 with Clearing Broker. In addition, terms of the agreement required the Company to maintain excess Net Capital of no less than $50,000, which is less than the amount required by regulatory requirements (See Note 6).

The Company entered into a sub clearing agreement with Pershing on March 2, 2020. Pursuant to the agreement, the Company was required to maintain a deposit of $100,000 with Pershing. As of December 31, 2021, the deposits with clearing brokers is $225,050.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend lives of respective assets are charged to expense currently.

Depreciation

Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful life of the assets. The range of estimated useful lives is summarized as follows:

Office equipment	5 years
Furniture and fixtures	7 years

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

Income Taxes

The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Parent. Therefore, all current and future income tax assessments are attributable to the partners of the Parent and no income tax assessments are attributable to the partners of the Parent and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2018 through 2021. The Company is not subject to state income taxes in any jurisdiction that it is currently registered. There are no interest or penalties recognized in the statement of operations.

NOTE 3 - REVENUE FROM CONTRACTS WITH CUSTOMERS

Commission Income, Riskless Principal Transactions and Mutual Fund Commissions

The Company buys and sells securities on behalf of customers, each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date (the date the Company fills the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Distribution Fees and 12b-1 fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such believes its performance obligation is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Other Income

Other income consists primarily of referral fees from the Bank which are recorded as earned from the bank in accordance with Revenue recognition requirements of ASC 606.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 4 – RECEIVABLES FROM CLEARING BROKERS

As of December 31, 2021, commissions' receivable of $133,913 were held at the clearing broker. In addition, the firm held $330,495 in cash in a firm account with the Clearing Brokers that is included in cash and cash equivalents in the accompanying statement of financial condition.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net, at December 31, 2021 consisted of the following:

Furniture and fixtures	$2,087
Office Equipment	12,443
	$14,530
Less: Accumulated depreciation	(12,218)
Property & Equipment:	$2,312

Depreciation expense amounted to $2,051 for the year ended December 31, 2021.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3 % of Aggregate Indebtedness" as defined. At December 31, 2021, the Company's "Net Capital" was $627,874, which exceeded requirements by $527,874. As of December 31, 2021, the Aggregate Indebtedness was $314,428, and the ratio of "Aggregate Indebtedness" to "Net Capital" was .5008 to 1.

NOTE 7 – CONCENTRATION OF RISK

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits.

Major Customers

For the year ended December 31, 2021, revenue from 1 customer accounted for approximately 30% of total revenue. In addition, the majority of the customers are referred by an affiliated party through a networking arrangement.

NOTE 7 – CONCENTRATION OF RISK -CONTINUED

Off-Balance Sheet Risks

In the normal course of business, the Company's customers' activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contract obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through its clearing broker, extends credit to its customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions when necessary.

Approximately 30% of total revenue is from the sale of offshore investment products, for which the Company is a distributor. Commissions are earned upon purchase of the investment by the customer and generally received within 30 days from the date of purchase by the product provider. Terms of the distribution agreements allow for the cancellation of the investment by the customer. If the investment is cancelled in part or in whole by the customer within one year of purchase, the distribution Company may chargeback as much as 50% of the commission. In such event, the charge back amount is deducted from the commissions on future revenues. Management has considered these conditions. Based on management's assessment and lack of historical cancellations, the Company provides no allowance for chargebacks on commissions earned.

NOTE 8 – RELATED PARTY TRANSACTIONS

For the year ended December 31, 2021, the Company owed $9,790 to OFA and $23,676 to the Bank, which is reflected as to due related parties in the accompanying statement of financial condition. Additionally, the firm had a receivable of $20,243 from the Bank, an affiliate, and demand deposit accounts with the Bank of $723,623 included in cash and cash equivalents in the statement of financial condition.

NOTE 8 – RELATED PARTY TRANSACTIONS -CONTINUED

Expense Sharing Agreement

The Company entered into an expense sharing agreement with the Bank in December 2012, and the agreement was amended on December 31, 2021. Under the terms of the agreement, the Bank agreed to provide payroll services and lease office space. For the year ended December 31, 2021, the Company incurred $363,037 of expense which is reflected as a component of compensation and benefits expense in the accompanying statement of operations and $21,626 is included in rent expense. The Company had an amount due to the bank of $23,676 as of December 31, 2021.

Referral Fee Income

Ocean Bank, an affiliate company, pays referral fees to the Company for loan business that is generated from the Company's referrals. For the year ended December 31, 2021, the referral fees were $280,961 and included in other income in the statement of operations.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be involved from time to time in litigation or claims arising in the ordinary course of its business. The Company has determined that there is no litigation reserve required as of December 31, 2021.

COVID-19

In January 30 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus (the "COVID-19 outbreak") and the risks to the international community of the potential for the virus to spread globally.   In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2022.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was enacted in response to the COVID-19 pandemic. The CARES Act includes many measures to provide relief to companies. The company has not taken advantage of such measures.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated the subsequent events through April 14, 2022, which is the date the financial statements were issued. No recordable or disclosable events, not otherwise reported in these financial statements or notes thereto, occurred.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

Net Capital

Total member's equity		$ 1,261,211

Deductions and Charges

Non-allowable assets:

Receivable from affiliate	491,022	
Accounts receivable	77,405	
Other assets	49,868	
Prepaid expenses	12,730	
Property and equipment, net	2,312	
Total Deductions and Charges		633,337
Less: Haircuts		0
Net Capital		$ 627,874

Aggregate Indebtedness (A.I.)

Accounts payable and accrued expenses	314,428	
Total Aggregate Indebtedness		$ 314,428

Computation of Basic Net Capital Requirement

(a) Minimum net capital required (6 2/3% of total A.I.)		$ 20,962
(b) Minimum net capital required of broker dealer		$ 100,000
Net Capital Requirement (Greater of (a) or (b))		$ 100,000
Excess Net Capital		$ 527,874
Excess Net Capital at 120% of minimum Net capital requirment		$ 507,874
Ratio of A.I. to Net Capital		.5008 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(2)(iii) OF RULE 17a-5
There are no material differences between the above computation and the computations included in the Company's corresponding unaudited Form X - 17A - 5 Part IIA.



Tel: 305-381-8000
Fax: 305-374-1135
www.bdo.com

100 SE 2nd St., Suite 1700
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

The Member
Ocean Financial Services, LLC
Miami, Florida

We have reviewed management's statements, included in the accompanying Exemption report, in which (1) Ocean Financial Services, LLC identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which Ocean Financial Services, LLC claimed an exemption from Rule 15c3-3(k)(2)(ii) (the "exemption provision") and (2) Ocean Financial Services, LLC stated that Ocean Financial Services, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Ocean Financial Services, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ocean Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Miami, Florida
April 14, 2022

BDO USA, LLP

Certified Public Accountants

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
Exemption Report UNDER Rule 17a-5(d) (4) of the Securities and Exchange Commission
December 31, 2021

Ocean Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.F. 240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15C3-3 under provisions of 17 C.F.R. 240 15C3-3(k)(2) (ii)

(2) The Company met the identified exemption provision in 17 C.F.R. 240.15C3-3 (K) (2) (ii) throughout the most recent fiscal year of January 1, 2021, to December 31, 2021, without exception.

_____

Ocean Financial Services, LLC

I, Manuel del Canal, affirm that, to my best knowledge and belief; this exemption Report is true and correct.

By: _____

Title: Chief Executive Officer

April 14, 2022

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

**Statement on Exemption form the Computation for Determination of Reserve Requirement and
Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities
and Exchange Commission**

In accordance with the exemptive provision of SEC Rule 15c3-3, specifically exemption k (2) (ii), the
Company is exempt from the computation of a reserve requirement and the information relating to the
possession or control requirements. All customer transactions are cleared through the Clearing Broker on
a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities
are promptly transmitted to the clearing organization.